Ascend Acquisition Corp.

435 Devon Park Drive, Building 400

Wayne, Pennsylvania 19087

(610) 519-1336

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON                     , 2008

TO ALL STOCKHOLDERS OF ASCEND ACQUISITION CORP.:

A special meeting of the stockholders of Ascend Acquisition Corp., a Delaware corporation (“Ascend”), will be held at 9:00 a.m., Eastern time, on                     , 2008, at the offices of our general counsel, Graubard Miller, located at The Chrysler Building, 405 Lexington Avenue, 19th Floor, New York, New York 10174.

The purpose of the special meeting will be to vote upon proposals relating to Ascend’s redomestication to Bermuda via an exchange of all of Ascend’s outstanding common stock, warrants and unit purchase options for securities of like number and tenor of Ascend’s wholly owned subsidiary, ePAK International Limited, a Bermuda exempted company (“Continuing Pubco” or “ePAK International”) with Continuing Pubco then concurrently acquiring all of the outstanding capital stock of e.PAK Resources (S) Pte. Ltd., a Singapore limited company (“ePAK”). ePAK is a full-service designer, manufacturer and supplier of precision engineered products and solutions for the automated transport and handling of semiconductor and electronics devices.

Holders of Ascend’s outstanding common stock, warrants and unit purchase options will receive in exchange therefor, on a one-for-one basis, shares of common stock, warrants and unit purchase options of Continuing Pubco. Continuing Pubco will be a reporting company under the Securities Exchange Act of 1934, as amended. Continuing Pubco will apply to have its common stock and warrants listed on the Nasdaq Global Market or Nasdaq Capital Market concurrently with the closing of the redomestication and acquisition of ePAK.

At the meeting, you will be asked to consider and vote upon the following proposals:

1. To approve the movement of the domicile of the public company from Delaware to Bermuda through an exchange of all of Ascend’s outstanding common stock, warrants and unit purchase options for securities in like number and tenor of Continuing Pubco. We refer to this as the “redomestication proposal.”

2. To approve an agreement and plan of reorganization, dated as of July 30, 2007, as amended as of December     , 2007 (the “acquisition agreement”), among Ascend, Continuing Pubco, ePAK, and ePAK’s parent company and sole stockholder, ePAK Holdings Limited (“EHL”), and the acquisition of ePAK by Continuing Pubco. We refer to this as the “acquisition proposal.”

3. To approve the 2007 equity incentive plan on behalf of Continuing Pubco. We refer to this as the “2007 incentive plan proposal.”

Stockholders also would be asked to consider and vote upon a proposal to adjourn the special meeting to a later date or dates to permit further solicitation and voting of proxies if, based upon the tabulated vote at the time of the special meeting, the vote necessary to approve the above proposals has not been obtained. We refer to this as the “adjournment proposal.”

The board of directors has fixed the close of business on                     , 2008 as the record date for which Ascend’s stockholders are entitled to receive notice of, and to vote at, the special meeting. Only the holders of record of Ascend common stock on that date are entitled to have their votes counted at the special meeting. Ascend will not transact any other business at the special meeting, except for business properly brought before the special meeting.

We will not consummate the transactions described in proposals 1, 2 and 3, above, unless all of those proposals are approved. Accordingly, the approval of each proposal is a condition to the adoption of the other proposals. Approval of the redomestication proposal will require the affirmative vote of the holders of a majority of the outstanding shares of Ascend common stock. Approval of the acquisition proposal will require the affirmative vote of the holders of a majority of the shares of Ascend common stock issued in its initial public offering (“Public Shares”), including holders who purchase Public Shares subsequent to the initial public offering, that vote on the matter. Approval of the 2007 incentive plan proposal will require the affirmative vote of holders of a majority of the shares of Ascend’s common stock present in person or by proxy at meeting.

Each holder of Public Shares has the right to vote against the acquisition proposal and at the same time demand that Ascend convert such stockholder’s Public Shares into cash equal to a pro rata portion of the funds held in the trust account into which a substantial portion of the net proceeds of Ascend’s IPO was deposited. As of November 30, 2007, Ascend had approximately $40,559,503 in the trust account, or $5.88 per Public Share. These Public Shares will be converted into cash only if the acquisition is consummated. If the holders of 20% or more of Ascend’s public shares (i.e., 1,380,000 shares or more) vote against the acquisition proposal and demand conversion of their Public Shares, then Ascend will not consummate the redomestication or the acquisition or adopt the 2007 incentive plan. Ascend’s initial stockholders who purchased their shares of common stock prior to its IPO and presently own an aggregate of 1,666,667 shares of common stock, or approximately 19.5% of the outstanding shares of Ascend, have agreed to vote all of their shares on the acquisition proposal as the majority of the voted Public Shares, and have indicated that they intend to vote “for” the redomestication proposal and 2007 incentive plan proposal.

Enclosed is a proxy statement/prospectus containing detailed information concerning the acquisition agreement and the acquisition, the redomestication proposal and the 2007 incentive plan. Whether or not you plan to attend the special meeting, we urge you to read this material carefully.

Your vote is important. Whether or not you plan on attending the special meeting, please sign, date and return your proxy card as soon as possible to make sure that your shares are represented at the special meeting. If you are a stockholder of record of Ascend common stock as of the record date, you may also cast your vote in person at the special meeting. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares. If you do not vote or do not instruct your broker or bank how to vote, it will have the same effect as voting against the acquisition and redomestication proposals. Only an affirmative vote against the acquisition proposal will permit a stockholder to pursue its conversion rights. A non-vote is not sufficient to permit conversion rights to be exercised.

The board of directors of Ascend unanimously recommends that you vote “FOR” the approval of each of the redomestication proposal, the acquisition proposal and the 2007 incentive plan proposal. A proxy card that is returned without an indication of how to vote on a particular matter will be voted “FOR” on that proposal.

Very truly yours,

Don K. Rice

Chairman of the Board

SEE THE SECTION ENTITLED “RISK FACTORS,” IMMEDIATELY FOLLOWING THE SECTION ENTITLED “SUMMARY,” FOR A DISCUSSION OF VARIOUS FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH THE PROPOSALS.